EXHIBIT 99.127

Stikeman Elliott LLP Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON Canada M5L 1B9

Main: 416 869 5500
Fax: 416 947 0866
www.stikeman.com

February 16, 2021	By SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Yukon Territory)

Northwest Territories Securities Office

Nunavut Securities Office

Dear Sirs/Mesdames:

Re:	Final Short Form Prospectus of High Tide Inc. (the “Issuer”)

We refer you to the final short form prospectus (the “Prospectus”) of the Issuer dated February 16, 2021 relating to the distribution of units of the Issuer.

We consent to being named in the Prospectus on the inside face page of the Prospectus under the heading “Legal Matters” and under the heading “Interest of Experts” in the Prospectus, and consent to the use of our legal opinions set out under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus, which opinions are provided as of the date of the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (i) derived from our legal opinions provided in the Prospectus, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

Yours truly,

(signed) “Stikeman Elliott LLP”